

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2013

Via E-Mail
James Pakulis
Chief Executive Officer
SearchCore, Inc.
26497 Rancho Parkway
South Lake Forest, CA 92630

> **Re:** **SearchCore, Inc.**
> **Form 10**
> **Filed January 30, 2013**
> **File No. 000-51225**

Dear Mr. Pakulis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it.

Business, page 3

2.   Please update your disclosure to provide a more fulsome discussion of how revenues are earned and expected to be earned going forward, given your recent significant divestitures and purchases. See Item 101(h)(4)(ii) of Regulation S-K. For examples only, you should include a discussion on how revenue will be generated through the

www.manufacturedhome.com, www.manufacturedhomes.com, and www.manufacturedhouse.com websites and through the www.sportify.com website and related products.

3.   We note the disclosure that you are currently either developing or marketing websites in the recreational sports, manufactured home and tattoo industries. Please clarify the status of the websites in each of the industries. For example, identify the industries for which you have completed the development of websites and those still under development. For those under development, disclose an estimate of when you expect development to be completed and when you expect to begin generating revenue. Also, update your disclosure to include a discussion on the status of your recently publically announced new services. See Item 101(h)(4)(iii). For example only, you note in your disclosure and have recently issued press releases related to the purchase of the www.manufacturedhome.com, www.manufacturedhomes.com, www.manufacturedhouse.com, www.rodeo.com, www.karate.com, and www.sportify.com but these websites do not appear to be operational. You should update your disclosures to provide a detailed discussion on the status of these acquisitions and your expectations for near- and long-term operation of these websites.

4.   We note your disclosure on page 7 related to the purchase of 57 domain names from High Level Technologies, Inc. and on page 12 where you state that you currently own 150 Internet domain names. Please advise and broaden your disclosure as appropriate on how the ownership of these domain names fits in with your overall business strategy of developing and operating vertical finder websites for specific niche industries.

5.   We note in your disclosure on page 12 that you consider national search engines such as Google and Yahoo to be competitors. Please advise as to whether you have any relationships or plan to develop any relationships with such companies in order to promote your own finder sites through national search engines.

Description of Business, page 4

6.   You indicate in this section that you may waive all or a portion of advertising or marketing fees to clients who subscribe with you. Expand your disclosure to describe the circumstances under which you may waive fees for clients. Also, reconcile this disclosure with that in your Management's Discussion and Analysis section, where there appears to be no discussion that you may waive fees for clients.

Other Subsidiaries, page 5

7.   We note that your corporate structure chart does not include the subsidiaries General Management Solutions, Inc., General Health Solutions, Inc., and Canna Centers Corporation, which were previously listed in your registration statement on Form S-1 that was withdrawn on August 8, 2012. Please advise on the status of these subsidiaries.

Sports Asylum, LLC, page 7

8.   We note that, as part of the consideration for your purchase of Sports Asylum, LLC on December 31, 2012, a Secured Promissory Note in the amount of $285,000 issued to Sports Asylum was cancelled. Please advise on the nature of this promissory note and on your relationship with Sports Asylum, LLC prior to the December 31, 2012 acquisition.

Sale of WeedMaps, page 8

9.   We note that as part of the consideration received in connection with the sale of WeedMaps Media, Inc. and the associated assets, you received a Secured Promissory Note from RJM BV in the amount of $3,000,000, which is to mature on July 25, 2015 and is secured by all the assets of WeedMaps Media, Inc., including www.weedmaps.com. Given the potential for you to reacquire assets related to the marijuana industry, please include an appropriate risk factor.

Competition, page 12

10.   You indicate that you face competition from national search engines such as Google and Yahoo. You also indicate in your disclosure on page 4 that your business strategy is to pursue markets in which you anticipate becoming one of the top two finder sites for an industry. Please broaden your discussion on competition to include disclosure on who you believe to be your primary competitors that operate similar vertical finder websites in the industries in which you operate or plan to operate. See Item 101(h)(4)(iv) of Regulation S-K.

Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 22

11.   Please revise this section to provide a specific plan of operation for the next 12 months by providing a detailed description of your business plan, including each business activity and the steps you will take to implement each aspect of your business plan. For example, please disclose your plans for completing websites in the recreational sports, manufactured home and tattoo industries and when you plan to begin developing websites for other industries. For each step necessary to implement your business plan, please provide a timeline for completion, disclose the costs associated with completing each step and your anticipated funding source for each step.

12.   You indicate on page 22 that all of your discussion relates to your WeedMaps Media, Inc. business, which we note was sold on December 31, 2012. Tell us what consideration was given to supplementing your discussion and analysis of trends, results of operations,

liquidity and capital resources based on pro forma financial information giving effect to the disposition of the significant portion of your business.

Summary Overview, page 22

13.   Please broaden your disclosures under this section to provide a more thorough and updated discussion on the known trends, commitments, uncertainties, and other information that would be necessary for an investor to understand management's expectation of the business going forward, in particular in light of the recent business changes. The disclosure should not be merely a recitation of historical financial statements in narrative form. We refer you to SEC Releases 33-6835 and 33-8350.

How We Generate Revenue, page 23

14.   Please update your disclosure to account for any differences or new methods of revenue generation in the new vertical finder sites you operate or are developing. Additionally, please update your disclosure to account for any revenue that is generated through contractual relationships, such as the management agreement with Tattoo Interactive, Inc.

Liquidity and Capital Resources, page 27

15.   Revise this section to provide a comprehensive analytical discussion of your current and available capital resources and the extent to which they are sufficient to fund planned operations for a period of not less than twelve months from the date of the registration statement. To the extent you do not have sufficient resources to fund planned operations for the twelve-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity. In discussing your expected liquidity needs, state the extent to which you are currently using funds in your operations on a monthly basis.

Security Ownership of Certain Beneficial Owners and Management, page 39

16.   We note that, as disclosed on page 45, on August 20, 2012, 20,000 shares were issued to each of your directors, specifically Ms. Goldstein and Messrs. Pakulis and Johal, for services rendered. Please advise on the nature of this grant and provide further detail on the nature of the services rendered by such directors as consideration for such shares. Please confirm that the share ownership amounts listed for Messrs. Pakulis and Johal includes these shares. Additionally, please update the chart to include the shares owned by Ms. Goldstein, or advise. The summary compensation table on page 42 should also be updated to account for these shares.

Directors and Executive Officers, page 40

17.   Please advise on what roles, if any, Mr. Pakulis served with Sports Asylum, Inc. prior to your acquisition of the company.

18.   We note the disclosure that Mr. Johal, your chief financial officer, currently also serves as the controller of High Tower Capital. Disclose the minimum amount of time per week that Mr. Johal devotes to the business of your company. Please include a risk factor addressing your chief financial officer's outside employment, including how it will affect your ability to comply with your reporting obligations pursuant to U.S. securities laws. Also, address whether his outside employment creates a material risk of conflicts of interest with the company and, if so, how such conflicts will be resolved.

19.   Bonnie Goldstein is identified on page 45 as one of your directors. Please provide all of the information required by Item 401 of Regulation S-K for Ms. Goldstein, or advise. Also, we note references in the registration statement to one of your employees, Brad Nelms, who has been referred to in press releases issued by your company as your chief strategy officer and chief operating officer. Please advise whether Mr. Nelms is an executive officer of the company or significant employee who should be identified in this section. Refer to Item 401 of Regulation S-K.

20.   Please provide the disclosure required by Item 401(f) of Regulation S-K.

Executive Compensation, page 41

21.   Please update your disclosure to include a discussion of executive compensation for the last completed fiscal year pursuant to Items 402(m) and (n) of Regulation S-K.

Certain Relationships and Related Transactions, page 43

22.   Please update the disclosure in this section to include a discussion of the purchase of Sports Asylum, Inc. pursuant to Items 404(a) and (d) of Regulation S-K.

23.   We note that you currently sublease your executive offices from Mr. Nelms, as disclosed on page 38. Please advise on the consideration given to including disclosures in this section pursuant to Item 404 of Regulation S-K regarding the sublease arrangement with Mr. Nelms. Additionally, please tell us what consideration you gave to filing the sublease agreement pursuant to Item 601(b)(10)(ii)(C) of Regulation S-K.

24.   Please provide the disclosures called for by Item 407(a) of Regulation S-K. Refer to Item 7 of Form 10.

Financial Statements and Exhibits, page 51

25.   Please monitor your financial statements to ensure compliance with Rule 8-08 of Regulation S-X. In this regard, tell us whether you expect to report income from continuing operations before taxes for the fiscal year ended December 31, 2012, in light of the disposition of your business related to the medicinal cannabis industry on December 31, 2012. Refer to Rule 8-08(b) of Regulation S-X.

26.   We note that you no longer have any business related to the medicinal cannabis industry and the disposition does not appear to be fully reflected in the financial statements included in the filing. Furthermore, it appears that the disposition is significant based on Rule 11-01(b) of Regulation S-X. As such, revise to include pro forma financial information to reflect the disposition of a significant portion of your business unless this disposition is reported within your updated historical financial statements. Refer to Rule 11-01(a)(4) of Regulation S-X.

Consolidated Statements of Operations for the Years Ended December 31, 2011 and 2010, page F-35

27.   Revise your financial statements to ensure that all items are properly reflected in the subtotals, totals and computations. In this regard, ensure that all amounts reflect the loss on change in fair value of earn-out liability in the year ended December 31, 2011. In addition, revise your statement of cash flows for the year ended December 31, 2011 to include the loss in the net income line item.

Exhibits

28.   Please tell us what consideration you have given to filing the domain name purchase agreements and any other material agreements related to the purchase of ManufacturedHome.com, ManufacturedHomes.com and ManufacturedHouse.com described on page 7; the purchase agreement and any other material agreements entered into in connection with the January 25, 2013 purchase of www.modularhomes.com, described on page 8 and referred to in Exhibit 10.26; and the Global Agreements described on pages 10-11. See Item 601(b)(10) of Regulation S-K.

29.   Please file as an exhibit a list of your subsidiaries as required by Item 601(b)(21) of Regulation S-K.

Exhibit 2.6

30.   Please file a complete copy of the Agreement and Plan of Reorganization dated as of December 11, 2012, including all exhibits and schedules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or me at (202) 551-3456 with any other questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Brian A. Lebrecht, Esq. (*via e-mail*)